VOTORANTIM CELULOSE E PAPEL S.A.
LISTED COMPANY
CNPJ/MF. nº 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON 26 JANUARY 2005

Time and place :	Held on 26 January 2005, at 10am, in the Company's head office, at Alameda Santos, 1357, 6th Floor, in the City of Sao Paulo, São Paulo State.
Present :	(i) Stockholders representing the entire voting capital, and one holder of preferred shares, without the right to vote, as recorded by signatures in the Stockholders' Attendance Book; and (ii) Mr. José Maria de Arruda Mendes Filho, Director.
Convocations :	Convocation advertisement published on 11, 12 and 13 January 2005 in the Diário Oficial do Estado de São Paulo and in Valor Econômico S.A .
Meeting Committee :	Mr. José Maria de Arruda Mendes Filho – Chairman Mr. Eduardo Lavini Russo – Secretary
Agenda:	(a) Examination, discussion and voting on the Proposal and Grounds for Absorption of VCP Florestal S.A. by the Company; ( b ) contracting of Pricewaterhouse Coopers for valuation of the assets and liabilities of VCP Florestal S.A.; ( c ) examination, discussion and voting on the Expert Valuation of the assets and liabilities of VCP Florestal S.A .; and ( d ) other subjects of interest to the Company.
Decisions :	The meeting having been opened, and the Meeting Committee chosen by the stockholders in accordance with Clause 27, § 3, of the Company's bylaws, the following matters were decided:

   (a) approval of the Proposal and Grounds for Absorption presented by the Directors, dated 10 January 2005, for the absorption of VCP Florestal S.A. by the Company, attached to these minutes as Document I , authenticated by the Meeting Committee, which will be filed at the Company;

   (b) approval of all the terms and conditions of the " PROTOCOL OF ABSORPTION OF VCP FLORESTAL S.A. BY VOTORANTIM CELULOSE E PAPEL S.A. ", signed by the managers of both companies on 10 January 2005, attached to these minutes as Document II , which as been authenticated by the Meeting Committee, and will be filed at the Company;

   (c) to confirm and ratify the contracting, made previously by the Company's managers, of the specialized company PricewaterhouseCoopers, with Head Office at Avenida Francisco Matarazzo 1400, São Paulo, S.P., Cep 05001-903, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under number 61.562.112/0001-20, to value the assets and liabilities of VCP Florestal S.A.;

   (d) approval of the Expert Valuation of the Assets and Liabilities of VCP Florestal S.A., prepared by the above-mentioned valuation company, attached to these minutes as Document III , which has been authenticated by the Meeting Committee, and will be filed at the Company, and which indicates the net value of the assets and liabilities of VCP Florestal S.A. at 31 December 2004 to be R$ 452,310,116.00 (four hundred and fifty two million three hundred and ten thousand one hundred and sixteen Reais);

   (e) confirmation and agreement that the assets and liabilities of the absorbed company be received by the Company for the said value, which was accepted by the legal representatives of VCP Florestal S.A.;

   (f) finalization and confirmation, by means of the above, of the absorption of VCP Florestal S.A. by the Company, according to the terms and conditions stated in the Protocol approved above; and confirmation that the absorption takes place without any increase in the capital of the Company, since the Company is holder of the entire registered capital of the absorbed company; and that the part of the Company's Investments account that corresponds to its holding in VCP Florestal S.A. will be replaced in that account by the assets and liabilities of the absorbed company, which will be transferred to the Company as a result of the transaction;

   (g) approval, arising from the absorption, in accordance with the terms and conditions of the Protocol approved above, that the current head office establishment of VCP Florestal S.A., at Alameda Santos 1357, 8 th Floor, São Paulo, São Paulo State, inscribed in the Registry of Companies under Number 35.300.188.861 , and in the CNPJ/MF under number 04.179.679/0001-89 ; and with the Sao Paulo State Finance Secretariat under Number 116.310.431.115, and also all the other branch establishments of VCP Florestal S.A, shall cease to exist;

   (h) agreement that, by reason of the absorption, the Company shall be the successor of VCP Florestal S.A. in all its rights and obligations; and

   (i) authorization for the managers of the Company to execute all the acts that are complimentary to the said absorption, including registrations and transfers necessary for the complete regularization of the transaction.

   Publication of these minutes with the omission of the names of the stockholders, as allowed by law, was also authorized.

   All the decisions were taken by unanimous vote.

   There being no further business, the meeting was suspended for the time necessary for the writing of these minutes, which were read, checked and approved by the stockholders present, undersigned. São Paulo , 26 January 2005 . (Signed by:) José Maria de Arruda Mendes Filho, Chairman. Eduardo Lavini Russo , Secretary. Votocel Filmes Flexíveis Ltda., p.p. Elton Flavio Silva de Oliveira. Nova HPI Participações Ltda., p.p. Elton Flavio Silva de Oliveira; Sérgio Feijão Filho.

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I certify that this is a copy of the original which is in the possession of the Company.

EDUARDO LAVINI RUSSO
Secretary